KIWIBOT
2021 Report

Dear investors,

Hi Wefunder Investors, 2021 was excellent. We are looking forward to building the most extensive robotic fleet in 2022! I want to give my most heartfelt thanks to all of you for placing your trust in this idea. Today we are a company with more than 160 employees, our largest customer wanted to accelerate our contract, and what was planned for three years, now we are going to develop it in one year. Also, we are developing the next Kiwibot generation, which will continue transforming a simple delivery into an extraordinary experience.

We need your help!

We are in the middle of the A-Series round, and it would be helpful to have as many intros as possible to other investors that can lead the round with $10M. Thanks to the great relationship that we have with all of our customers, the efficiency of our product, and the kindness of our team, we are scaling. All the robot fleet is already booked, and we need to speed up the manufacturing process of the next-generation robot.

Sincerely,

Mauricio Diaz Cardona
Director

Sergio Pachon
Cofounder

Joseph Huang
Director

Felipe Chávez Cortés
Chief Executive Officer

Our Mission

We want to have an installed robotic infrastructure in the 5,000 more dense zones that allow people to move atoms within 3 miles for less than $1

See our full profile



How did we do this year?

Report Card

A-



The Good

- $7M was raised in the Pre-A series round.
- Closed deal with Dubai's RTA & Careem to deploy 1,200 robots. Closed deal with Sodexo to 50 campuses.
- Kiwibot started the stage of scaling, and Sodexo is our central validator.

The Bad

- Intro with investors to lead the next round with +$10m
- The hiring process takes more time than we plan.
- Finding houses/offices and corporate cars for each location where we are deploying.

2021 At a Glance

January 1 to December 31

$446,386 +585%
Revenue

-$1,928,532
Net Loss

$55,465 [37%]
Short Term Debt

$8,513,500
Raised in 2021

$2,537,977
Cash on Hand
As of 04/20/22

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this annual report. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Kiwibot provides a turnkey robotic delivery service for under one-mile orders. Last-mile delivery is incredibly expensive; right now, it costs around $8.5 to deliver something under one hour and there's a shortage of couriers.

- Advisors include Andrew Savage (Lime), Ariel Poler & Trevor Darrell.

- Investors include Berkeley Skydeck, Infinity, Prototype Capital, Urban.us, TYLT Ventures, Sodexo, Headline, and House of Lithium.

Milestones

Kiwi Campus Inc was incorporated in the State of Delaware in November 2016.

Since then, we:

- are deploying a $10M/year contract with Sodexo for 1,300 robots in 60 US college campuses, to be fully deployed by EOY.

- achieved $310k in Revenue Q4 21' 157% growth QoQ

- are building 100 robots/month.

- signed a deal with Dubai's RTA and Careem to deploy 1,200 robots, starting in Q3 2022.

- managed to get our current fleet of robots fully booked, next fleet of robots for Q3 22' Sold Out.

Historical Results of Operations

Revenues & Gross Margin. For the period ended December 31, 2021, the Company had revenues of $446,386 compared to the year ended December 31, 2020, when the Company had revenues of $65,173. Our gross margin was -2.5% in fiscal year 2021.
Assets. As of December 31, 2021, the Company had total assets of $7,280,529, including $4,591,205 in cash and cash equivalents. As of December 31, 2020, the Company had $606,660 in total assets, including $28,825 in cash.
Net Loss. The Company has had net losses of $1,928,532 and net losses of -$1,340,776 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.
Liabilities. The Company's liabilities totaled $517,759 for the fiscal year ended December 31, 2021 and $253,900 for the fiscal year ended December 31, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To date, the company has been financed with over $14.16 million.

We are requiring additional financing in order to increase our fleet and our operations, specifically to fulfill the contracts already signed with our customers. We plan to raise up to $15 million in the next 4 months as part of our Series A. An additional $6 million in debt will be sought after for asset financing. We already have strong commitments from current investors to lead and participate in this new round.

Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Kiwi Campus Inc's cash in hand is $2,537,977.36 as of April 2022. Over the last three months, revenues have averaged $50,000/month, cost of goods sold has averaged $104,000/month, and operational expenses have averaged $260,000/month, for an average burn rate of $364,000 per month. Our intent is to be profitable in 24 months.

-We converted all SAFE and convertible notes and raised $7.1M in q4 2021.

-We had revenues in 2021 of $446,385. Sodexo and Knight Foundation contracts in execution. 3 campuses were deployed and 4 cities were mapped.

-We closed a contract with Sodexo for 50 campuses and 1,000 robots and a contract with Careem & Dubai´s RTA for 1,200 robots.

-Our confirmed revenue in the next 12 months is $3.7M. The current fleet and next batch are already booked. In order to expand our operations and fleet, we will need $15M in equity and over $6M in debt/asset financing. Our current burn rate is 364k

We have venture debt options backed by our B2B contracts and also the possibility to finance our robot manufacturing. We are developing new products and add-ons to our current contracts to increase unit economics. Autonomy has been improved drastically, and plan to invest heavily in R&D to achieve efficiencies and new sources of income.

Net Margin: -432% **Gross Margin: -2%** **Return on Assets: -26%** **Earnings per Share: -$60,266.63**

Revenue per Employee: $3,571 **Cash to Assets: 63%** **Revenue to Receivables: 186%** **Debt Ratio: 3%**

Kiwi_Campus_Inc_Consolidated_Financial_Statements_2021.pdf

We ❤ Our 749 Investors

Thank You For Believing In Us

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Yong Zhang	Mahmoud Eid	Karla Fernandez	Gadi Borovich	Olivia Li	Emilio Mendoza	Josh Dague

Thank You!

From the Kiwibot Team


kiwi

Felipe Chavez Cortes

Chief Executive Officer



Sergio Pachon

Chief Operations Officer

Entrepreneur with 6 years of experience. Previously Co-founder & COO of Lulo, an Instacart for LATAM acquired by Merqueo.com



David Rodriguez

Head of Business Development

Part of Kiwibot's founding team, David previously worked as an Administrative Director for United Ambassadors for Colombia. He is an expansion leader, launcher, and partnerships' expert.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Mauricio Diaz Cardona	President/CEO @ Revolution Brands International LLC	2021
Joseph Huang	Partner at Headline @ Headline Asia	2019
Sergio pachon	COO @ Kiwi Campus Inc	2016
Felipe Chavez	CEO @ Kiwi Campus Inc	2016

Officers

OFFICER	TITLE	JOINED
Sergio pachon		2016
Felipe Chavez	CEO	2016

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Felipe Chavez	6,753,007 Common Stock	20.6%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
02/2017	$38,815	Safe	Other
07/2017	$260,000	Safe	Other
10/2017	$20,000	Safe	Other
12/2017	$50,000	Safe	Other
01/2018	$25,000	Safe	Other
03/2018	$470,000	Safe	Other
03/2018	$50,000	Safe	Other
09/2018	$200,000	Safe	Other
10/2018	$765,000	Safe	Other
04/2019	$367,000	Safe	Other
11/2019	$1,469,200	Safe	Other
12/2019	$600,000	Safe	Other
03/2020	$125,000	Safe	Other
04/2020	$6,000		Other
11/2020	$750,000	Safe	Other
02/2021	$50,000	Safe	Other
04/2021	$300,000		Other
04/2021	$220,000	Safe	Other
04/2021	$300,000		Other
04/2021	$300,000		Other
08/2021	$260,000	Safe	Other
10/2021	$7,083,500	Preferred Stock	Other
05/2022	$679,381		4(a)(6)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
12/26/2019	$600,000	5.0%	0.0%	$19,000,000	09/30/2021
04/17/2021	$300,000	0.0%	0.0%	$25,000,000	09/30/2021
04/30/2021	$300,000	0.0%	0.0%	$25,000,000	09/30/2021
04/30/2021	$300,000	0.0%	0.0%	$25,000,000	09/30/2021

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
SBA	04/21/2020	$6,000	$6,000	0.0%	04/21/2022	Yes

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Preferred Stock	22,203,416	22,138,952	No
Common Stock	36,500,000	10,613,476	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	
Options:	2,018,115

Risks

-Delivery: Our business model is based on a growing delivery market assuming current consumer behaviors and trends, if that changes the robot delivery model will be affected.

-Hardware: Building hardware is incredibly hard, and there are few companies that have ever scaled the manufacture of robots like we intend to. If this proves more expensive than we plan, our unit economics or timelines might be adversely affected.

-Technical: We have outperformed the rest of the market because it has focused on pure AI while we have taken a pragmatic approach. So far nearly $100b has been invested in that pure AI with little to show for it, however if there is a breakthrough we'll have less competitive unit economics.

-Business: Our business model relies on having large companies commit to minimum delivery volumes so that we don't lose money on robots deployed into the field. Should those companies be unwilling to commit, our financial might become far less sound.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

-Regulatory: Due to the actions of some of our competitors, delivery bots have proved controversial in some regulatory environments with some cities, like San Francisco, putting out laws that make it difficult for us to deploy. If this became widespread we would have trouble going to market.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part

of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

<u>Transactions with related parties.</u> The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

<u>Minority Ownership</u>

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Exercise of Rights Held by Principal Shareholders</u>

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor[1];

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Kiwi Campus Inc

- Delaware Corporation
- Organized November 2016
- 125 employees

1804 SW 17TH AVE

Miami FL 33145

http://www.kiwibot.com

Business Description

Refer to the Kiwibot profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Kiwibot is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.